Exhibit 4.29

AZURE POWER INDIA PRIVATE LIMITED EXECUTIVE   EMPLOYMENT   AGREEMENT

This Executive Employment Agreement (the “Agreement”) is entered into as of November 18, 2019 (the “Execution Date”) by and between Azure Power India Private Limited (the “Company”) and Murali Subramanian (the “Executive” and together with the Company,  the  “Parties”).

WHEREAS, the Company desires the Executive to perform the role of    President;

WHEREAS the Parties are desirous of entering into this Agreement to set forth the terms and conditions of the Executive’s employment with the   Company;

NOW, THEREFORE, in consideration of the foregoing and the mutual provisions contained herein and for other good and valuable consideration, the Parties agree as follows:

1.Duties and Scope of Employment.

(i)Positions and Duties. Commencing July 18, 2019 or such other later date as agreed to by the Parties (“Effective Date”), and conditioned upon the execution of this Agreement, the Company agrees to employ the Executive, and the Executive agrees to be employed by the Company pursuant to the terms and conditions of this Agreement. The Executive will serve as President of the Company and Azure Power Global Limited (“APGL”), and in such additional positions as the Company may designate from time to time. In his capacity as the Company’s and APGL’s President, the Executive will (a) report to the Company’s Board of Directors (“Board”) and APGL’s Board of Directors (“APGL Board”), (b) perform such duties and responsibilities normally attendant to such positions and such other additional and different duties as the Company may from time to time assign which are consistent with the Executive’s position, and (c) act in compliance with APGL and the Company’s constituent documents, applicable law and regulations, and any directives or policies established by the Board and the APGL Board. The Executive’s principal place of employment shall be at the Company’s  corporate office in  Delhi, India.

(ii)Employment Term. The employment term (the “Term”) of the Executive shall commence on the Effective Date and end upon the effective date of his termination or resignation from employment with the Company for any reason (the “Termination Date”). The Executive undertakes not to resign other than for Good Reason from the Company within six (months) of the effective date of Ranjit Gupta’s resignation from the Company. For the avoidance of doubt, the effective date of termination shall not be earlier than the last day of the applicable required notice period provided for in this Agreement unless the Parties agree otherwise.

(iii)Notice. Each Party agrees to provide the other with ninety (90) days’ notice (“Notice Period”) prior to terminating this Agreement for reasons other than “Cause” (as defined below). The Company may, in its sole and exclusive discretion, (x) place the Executive on “Garden Leave” (as defined below) for up to the duration of the Notice Period or (y) in  lieu  of providing notice within the prescribed period, satisfy  its Notice Period obligation under this Section by providing the Executive with the equivalent of (x)(a) ninety (90) days of his Fixed Pay (as defined herein), (b) an amount equal to 25% of “Target Variable Pay” (as defined below). and (c) other compensation and benefits that Executive would have earned during the Notice Period had the Executive remained employed during such Notice Period, including continued vesting of SARs previously granted to the Executive as “Long Term Incentive Compensation” (as defined below) during the Notice Period. The Executive shall have no right to satisfy his Notice Period obligations by providing the Company with any consideration.

(iv)Executive Position. The Executive’s position will be President of the Company and APGL or in such other additional position or positions as the Company may designate from time to time. The Executive will have such duties, authorities and responsibilities as are commensurate with his position. All of the Executive’s duties, responsibilities and powers with respect to the Company, will,  at all  times, be subject  to the order, direction and supervision of the Chairperson of the Board or any other designee, who is a non- executive member of the Board, as the Board may determine.  During the Executive’s employment with  the Company, the Executive: (a) will devote his full vocational time and best efforts to the furtherance of the business of the “Group” (as defined below) on a full-time basis; (b) will exercise the highest degree of loyalty and the highest standards of conduct in the performance of his duties; (c) will comply with all applicable laws and regulations; (d) will not, except as noted herein or as required for furtherance of the Executive’s duties with the Group, engage in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, without the express written consent of the Board, which consent shall be at the sole discretion of the Board; (e) will not engage, directly or indirectly, in any activity, employment or business venture, whether or not for remuneration, that is competitive with the Group’s business in any respect or make any preparations to engage in  any competitive activities;  and (f) will not take any action or make any omission that deprives the Group of any business opportunities or otherwise act in a manner that conflicts with the best interest of the Group or is detrimental to the business of the Group; provided, however, that the Executive may continue to conduct the external activities listed in Exhibit A hereto. If the Executive wishes to engage in an outside activity not expressly permitted under the terms of this Section, the Executive shall first propose such activity to the Board for its determination as to whether such activities are permissible. Even if the Board  consents to the Executive’s engagement in an outside activity, the Board shall have the right to revoke its consent at any time, and upon notice to the Executive of such revocation of consent, the Executive shall terminate such outside activity at the earliest practicable opportunity.

(v)Representations by the Executive. The Executive’s employment with the Company is conditioned on the Executive’s representation that:

(a)he is not disqualified or prevented from acting as President of the Company or as President of APGL under applicable law or regulation;

(b)his execution, delivery and performance of his duties under this Agreement will not violate, conflict with, result in a breach of the terms, conditions or provisions of, result in the creation of any encumbrances or constitute a default (or an event that, with the giving of notice or lapse of time or both, would constitute a default) or an event creating rights of acceleration, modification, termination, cancellation or a loss of rights under any contract to which the Executive is a party, including any non-compete or non-solicitation agreement or obligation, any approval, order, judgment, decree or award to which the Executive is a party or by which he is bound or any law applicable  to the Executive;

(c)this Agreement has been duly and validly executed by the Executive and upon execution and delivery, this Agreement will constitute, legal, valid and binding obligations of the Executive, enforceable against him in accordance with its terms.

2.	Compensation.

(i)Fixed Pay. During the Term, the Company will pay the Executive the salary set forth in the table below as compensation for his services (the “Fixed Pay”). The Fixed Pay will be paid monthly in accordance with the Company’s normal payroll practices and be subject to the usual applicable withholdings.

Period	Salary
Effective Date to the end of the one year period from Effective Date (“Year 1 End Date”).	Annual salary of INR 28,000,000 (the “Initial Fixed Pay”)
Day after Year 1 End Date to March 31, 2021	Salary for the period to be determined by the Board
April 1, 2021 to March 31, 2022, and 12 month periods thereafter	Annual salary for the coming 12 month period (April 1 to March 31 of each year) to be determined by the Board

(vi)Variable Pay. In addition to the Fixed Pay, with respect to each fiscal year of the Company during the Term, the Executive shall be eligible to earn a variable pay (the “Variable Pay”), with a target Variable Pay of 50% of Fixed Pay (the “Target Variable Pay”). The actual amount of Variable Pay will be determined in accordance with the Company’s policy, and based on the achievement of annual individual and Company performance objectives established by the Board, subject to the  Executive’s employment with the Company through the applicable payment date for any such Variable Pay. The Variable Pay shall be paid, less any applicable  withholdings, no later  than the 15th day of the third month following the close of the fiscal year to which the Variable Pay relates. The Company and individual performance objectives used in determining Variable Pay will be established by the Company prior to the commencement of the financial year to which the Variable Pay relates. For the fiscal year ended March 31, 2020, the Executive’s Target Variable Pay shall be an amount equal to his Target Variable Pay prorated for the period from the Effective Date through March 31,  2020.

(ii)	Long Term Incentive Compensation.

(a)The Executive shall be entitled to long term incentive compensation (the “Long Term Incentive Compensation”) as set forth below. All such compensation shall be in the form of Stock Appreciation Rights (“SARs”), as defined in APGL’s 2016 Equity Incentive Plan, as amended (the “Plan”). For the avoidance of any doubt, the SARs  shall not have any voting rights.

(x)Tranche 1 SARs. On the Joining Date i.e. July 18, 2019 (such date, the “Grant Date”), the Company shall grant to the Executive a one-time nonrecurring grant of 100,000 SARs. The exercise price per SAR for Tranche 1 SARs will be USD 10.485 (the “Initial Exercise Price”). The 100,000 Tranche 1 SARs will vest upon the occurrence of the “Restructuring Event” (as defined below) and may be exercised, at the Executive’s option, within sixty (60) days from the occurrence of the Restructuring Event (the “Restructuring Event Exercise”) or, if there is no Restructuring Event Exercise, after the occurrence of the Restructuring Event in accordance with the terms of this Section 2 (iii); provided that if the Restructuring Event does not occur by December 31, 2020, then (i) 25,000 Tranche 1 SARs will vest on March 31, 2021 and 12,500 Tranche 1 SARs will vest on March 31 of each of the six (6) years subsequent to March 31, 2021, and (ii) vested Tranche 1 SARs may be exercised after March 31,  2024.

(y)Tranche 2 SARs. On the Grant Date, the Company shall grant to the Executive a one-time nonrecurring grant of 800,000 SARs. The exercise price per SAR for Tranche 2 SARs will be the Initial Exercise Price. 75,000 Tranche 2 SARs will vest on March 31, 2020, 100,000 Tranche 2 SARs will vest on March 31, 2021, 100,000 Tranche 2 SARs will vest on March 31 of each of the six (6) years subsequent to March 31, 2021, and the final 25,000 Tranche 2 SARs will vest on July 31, 2027. Vested Tranche 2 SARs may be exercised after March 31, 2024; provided however, that if (i) a Change of Control (as defined in APGL’s Change of Control Policy dated February 5, 2018, as may be amended from time to time (“Change of Control Policy”)) occurs prior to March 31, 2024, (ii) Caisse de dépôt et placement du Québec (CDPQ) no longer has a nominee on the APGL Board, and (iii) the Executive is not entitled to any Change of Control Severance Benefits (as defined in the Change of Control Policy), then vested Tranche 2 SARs may be exercised upon the earlier of March 31, 2024 and the one year anniversary of such Change of Control. For the avoidance of doubt, nothing herein changes the vesting schedule of Tranche 2 SARs as set forth above.

(z)Tranche 3 SARs. The Company shall grant to the Executive (i) a minimum of 70,000 SARs on March 31, 2020 and (ii) a minimum of 40,000 SARs on March 31 of each subsequent year. The number of SARs granted each year may be increased by the Board taking into consideration the Company, APGL and the Executive’s performance. The exercise price per SAR for Tranche 3 SARs will be the Fair Market Value per share as of the date of the grant of the subject SAR.  Tranche 3 SARs  will vest over a period  of four

(4) years beginning twelve months after the date of grant in the proportion of 25% of such SARs  per year, and may be exercised upon  vesting.

(b)SAR Value: The value of SARs payable to the Executive in cash upon exercise of vested SARs (the “SAR Cash Payment”) will be (i) the “Fair Market Value per share” as of the exercise date less the “Exercise Price” (as defined below) multiplied by (ii) the number of SARs being exercised. All cash payments related to the SARs shall be in INR and the SAR value shall be calculated from USD to INR at the noon buying rate in  New York City for cable transfer in  non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on the exercise date of the  SARs.

For purposes of this  Section 2 and Section 5, Fair  Market Value per share means:

(i)

If APGL’s shares (the “Shares”) are listed and traded on any stock exchange as of the exercise date, the closing price per share (or the closing bid, if no sales were reported) on the stock exchange where the Shares are traded during the regular trading session (and excluding pre-market and after-hours trading) on the day the subject SARs are exercised; provided that for the Restructuring Event Exercise, it will be the per share price at which the Restructuring Event  is  undertaken.

(ii)

If the Shares are not listed and publicly traded on any stock exchange as of the exercise date, the fair market value per Share determined by the “Appraiser” (as defined below) using generally recognized methodologies, including discounted cash flow and  multiples of earnings or EBITDA of comparable companies, and also considering any recent fund raising or liquidity event undertaken by APGL. The Board shall retain the Appraiser to prepare the fair market valuation report (the “FMV Report”) for each fiscal year after the audited full year financial statements for the subject fiscal year of APGL are finalized and approved by the APGL Board  of  Directors.

(c)SAR Exercise Period General Terms. Notwithstanding anything to the contrary in this Agreement, if APGL is no longer a publicly traded company, vested exercisable SARs must be exercised within sixty (60) days from the date the Company receives and approves the FMV Report during any fiscal year when the Executive exercises his   SARs.

(d)Stock Splits and Dividends. (i) If the Company declares a stock split, the Company will adjust the number of outstanding vested or unvested SARs granted such that there will be no diminution or enlargement in the percentage such SARs represent as a proportion of all outstanding shares prior to the effective date of the stock split. (ii) If the Company declares cash dividends on the Shares, it will grant additional SARs (“Additional SARs”) to the Executive calculated as follows:

(A X B)/current FMV = C Where:

A = Amount of cash dividend declared per Share B = Number of outstanding vested SARs

C = Number of additional  SARs

Current FMV = the Fair Market Value per share as of the record date of the cash dividend, which will be deemed the exercise date for purposes of calculating additional SARs to be granted

The Additional SARs will vest immediately  upon grant and may be exercised at an exercise price  of zero ($0.00) upon vesting; provided that if APGL is no longer a publicly traded company, outstanding Additional SARs must be exercised within sixty (60) days from the date the Company receives and approves the FMV Report during any fiscal year when the Executive exercises his SARs.

(iii)Other. During the Term, for so long as the Executive meets the eligibility requirements of the applicable plan, practice, policy or program of APGL and the Company: (i) except as specifically provided herein, the Executive shall be entitled to participate in all savings and retirement plans, practices, policies and programs of APGL and/or the Company that are made available generally  to other executive officers  of APGL and/or the Company, and (ii) except as specifically provided herein, the Executive and/or the Executive’s family, as the case may be, shall be entitled to participate in, and shall receive all benefits under, all welfare benefit plans, practices, policies and programs (including APGL and/or the Company’s health insurance and disability plans) provided by APGL and/or the Company that are made available to other executive officers of APGL and/or the Company (for the avoidance of doubt, such plans, practices, policies or programs shall not include any plan, practice, policy or program which provides benefits in the nature of severance or continuation pay). Each of the Company and APGL may change, amend or discontinue any of its employee benefit plans, practices, policies and programs at any time during the Executive’s employment with the Company or APGL, and nothing contained herein will obligate the Company or APGL to institute, maintain or refrain from changing, amending or discontinuing any employee benefit plan,  practice,  policy or  program.

(iv)Clawback. The Executive agrees that the compensation and benefits provided under this Agreement will be subject to forfeiture, cancellation, recoupment or clawback as required by applicable laws, government regulations  and  stock exchange requirements.   The Executive further agrees that   any

incentive compensation paid or payable under this Agreement (including any Variable Pay and Long Term Incentive Compensation) will be subject to forfeiture, cancellation, recoupment or clawback in accordance with the terms of applicable law or the U.S. Dodd Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and rules and regulations thereunder in the event the Company or APGL is required to restate its financial statements, regardless of whether the Company or APGL is then subject to the Dodd-Frank Act. For the avoidance of doubt, the Executive’s agreement to clawback under this Section 2(v) will not apply to restatements of the Company or APGL’s financial statements due to acts, omissions or events that occurred prior to July 18,   2019.

3.Vacation. The Executive will be entitled to paid vacation in accordance with APGL’s vacation policy as applicable to other executive officers of the Company or APGL, with the timing and duration of specific days off mutually and reasonably agreed to by the Parties hereto.

4.Expenses. The Company will reimburse the Executive for reasonable travel, entertainment or other expenses incurred by the Executive in the furtherance of or in connection with the performance of the Executive’s duties hereunder, in accordance with APGL’s expense reimbursement policy for executive officers  of APGL in  effect from time to time.

5.	Severance.

(i)Termination other than for Cause and Resignation for Good Reason. If during the Term, (a) the Company terminates the Executive’s employment with the Company other than for Cause (excluding as a result of the Executive’s death or disability), or the Executive resigns from the Company, for “Good Reason” (as defined below), subject to Section 6 and applicable law and regulation, the Executive will be entitled to the SAR Cash Payment of the SARs that vested prior to the Termination Date (the “Severance Compensation”); provided such SARs are exercised within ninety (90) days from the Termination Date, and the Termination Date shall be deemed the exercise date for purposes of calculating the SAR Cash Payment, in which event, the Company shall have the option to pay (i) 100% of the SAR Cash Payment within thirty (30) days from the exercise date (the “SAR Payment Date”) or (ii) 50% of the SAR Cash Payment on the SAR Payment Date and the remaining 50% of the SAR Cash Payment (the “DeferredSAR Cash Payment”) within one (1) year from the exercise date, provided that the Executive shall be entitled to payment of interest on the Deferred SAR Cash Payment at the rate equal to the 1 year MCLR rate set by the State Bank of India, calculated from the SAR Payment Date until the date of payment of the Deferred SAR Cash Payment. For the avoidance of doubt, the Executive shall not be entitled to the Severance Compensation under this Section if he is entitled to any “Change of Control Severance Benefits” (as defined in APGL’s Change of Control Policy dated February 5, 2018, as it may be amended from time to time (“Change of Control Policy”). Other than as may be otherwise provided in the Change of Control Policy, all unvested SARs as of the Termination Date shall be forfeited and cancelled in their entirety. The Executive is also entitled to payment of: (a) any Fixed Pay due but unpaid as of the Termination Date; (b) vested benefits other than SARs, if any, to which the Executive is entitled under any employee benefit plans as of the Termination Date pursuant to such plans (except any severance plan); (c) reimbursement of business expenses for which the Executive is entitled to reimbursement under Section 4 but for which Executive has not been reimbursed as of the Termination Date ”); and (d) Variable Pay, if any, due but unpaid as of the Termination Date; provided that if the Termination Date falls on a date prior to the end of the financial year to which the Variable Pay relates, such Variable Pay shall be calculated on a pro-rata  basis based on the Target Variable Pay for the period from April 1 of the financial year to which the Variable Pay relates  to the Termination  Date (collectively,  the “Other Accrued  Obligations”).

(ii)Change of Control Severance. If the Executive is entitled to Change of Control Severance Benefits pursuant to the Change of Control Policy,  (i)  100% of unvested outstanding Tranche 3 SARs  will vest as provided in the Change of Control Policy, and (ii) the Executive agrees that, notwithstanding anything to the contrary in the Change of Control Policy, the vesting schedule of unvested outstanding Tranche 2 SARs will be as follows:(x) 100,000 unvested outstanding Tranche 2 SARs will vest once the Executive is entitled to Change of Control Severance Benefits, and (y) pro-rata vesting of Tranche 2 SARs scheduled to vest on the March 31st immediately succeeding the Change of Control. For the avoidance of doubt, the vesting of any other unvested outstanding Tranche 2 SARs not referred to in Section 5(ii) (x) or (y) will not be accelerated and these unvested outstanding Tranche 2 SARs will be forfeited and cancelled.

(iii)Termination for Cause or Resignation other than for Good Reason. If the Executive’s employment with the Company is terminated for Cause by the Company, or the Executive resigns other than for Good Reason, then all payments of compensation by the Company to the Executive hereunder will terminate immediately, and all vested SARs and unvested SARs as of the Termination Date and SARs scheduled to vest on or after the Termination Date shall be forfeited and cancelled in their entirety, except the Company will pay the Executive: (a) any Fixed Pay earned but unpaid as of the Termination Date; (b) vested benefits other than SARs, if any, to which the Executive is entitled under any employee benefit plans as of the Termination Date pursuant to such plans (except any severance plan); and (c) reimbursement of business expenses for which the Executive is entitled to reimbursement under Section 4 but for which Executive has not been reimbursed as of the Termination Date (collectively the “Accrued Obligations”). Other than the foregoing the Company or APGL shall have no further obligations to the Executive under this Agreement.

(iv)Exclusive Remedy. In the event of a termination of the Executive’s employment with the Company, the provisions of this Section 5 are intended to be and are exclusive and in lieu of any other rights or remedies to which the Executive or the Company may otherwise be entitled, whether at law, tort or contract, in equity, or under this Agreement. Other than gratuity payments under the Payment of Gratuity Act, 1972 that the Executive may be eligible to receive pursuant to such law, the Executive will not be entitled to any severance or other benefits upon termination of employment with respect to acceleration of award vesting or severance pay other than those benefits expressly set forth in this Section  5.

6.	Conditions to Receipt of Severance; No Duty to Mitigate.

(i)Separation Agreement and Release of Claims. The Executive acknowledges and agrees that the Company’s payment of the Severance Compensation and Other Accrued Obligations or the Accrued Obligations, as the case may be, pursuant to Section 5 will be deemed to constitute a full settlement and discharge of any and all obligations of the Company and its Affiliates to the Executive arising out of this Agreement, the Executive’s employment with the Company and its Affiliates and/or the termination of the Executive’s employment with the Company and its Affiliates. The Executive further acknowledges and agrees that as a condition to receiving any of the Severance Compensation and Other Accrued Obligations or the Accrued Obligations, as the case may be, pursuant to Section 5, the Executive will execute, deliver to the Company, and not revoke a release agreement in a form prepared by, and satisfactory to, the Company (the “Executive Release Agreement”) pursuant to which Executive will release and waive, to the fullest extent permitted by law, all claims against the Company, its Affiliates, and all of its and their present and/or former owners, officers, directors, employees, agents, attorneys, insurers, representatives, employee benefit plans and their fiduciaries, both individually and in their representative capacities, including, without limitation, all claims  arising out of this  Agreement, the Executive’s employment with the Company and/or its Affiliates, and/or the termination of Executive’s employment with the Company and/or its Affiliates;.  The Severance Compensation described in Section 5(i) is in lieu of any severance benefits under any severance policy or plan the Company or APGL may have now or in the future, and the Executive acknowledges that the Executive is not entitled to any other    severance benefits.

(ii)Confidential Information, Non-solicitation, and Non-Competition. The receipt of any Severance Benefits pursuant to Section 5(i) will be subject to the Executive not violating the provisions of Sections 7 and 8. In the event the Executive breaches the provisions of Sections 7 and 8, all continuing payments and benefits to which the Executive may otherwise be entitled pursuant to Section 5(i) will immediately cease, and the Executive shall return to the Company any benefits paid by the Company to the Executive pursuant to Section 5(i).

(iii)No Duty to Mitigate. Except as expressly provided herein, the Executive shall not be required to seek other employment or otherwise mitigate the amount of any payments to be made by the Company pursuant to this Agreement. Except as otherwise provided herein, the payments provided pursuant to this Agreement shall not be reduced by any compensation earned by the Executive as the result of employment by another employer  after the termination of the Executive’s  employment or   otherwise.

7.	Non-Disclosure of Confidential Information.

(i)Confidential Information. For purposes of this Agreement, the term “Confidential Information” means any and all of the Group’s trade secrets, confidential and proprietary information and all other non- public information and data of or about the Group and its business, including, without limitation, lists of customers, information pertaining to customers, marketing plans and strategies, information pertaining to suppliers, pricing information, engineering and technical information, software codes, cost information, data compilations, research and development information, business plans, financial information, personnel information, information received from third parties that the Group has agreed to keep confidential, and information about prospective customers or prospective products and services, whether or not reduced to writing or other tangible medium of expression, including, without limitation, work product created by the Executive in rendering services for the Group; provided, however, that “Confidential Information” shall not include information that (a) is or becomes generally available to the public by use, publication  or the  like, through no fault of the Executive; (b) is obtained without restriction by the Executive after termination of the Executive’s employment with the Company from a third party who had the legal right to disclose such information to the Executive; (c) the Executive possessed prior to the Executive’s employment with the Company; or (d) is independently developed by the Executive without the use of any of the Group’s Confidential  Information after  the termination of  his  employment  with the Company.

(ii)Non-Disclosure Obligations. During the Executive’s employment with the Company and thereafter, the Executive will not use or disclose to others any of the Confidential  Information, except (a)  in the course of the Executive’s work for and on behalf of the Group, (b) with the prior written consent of the Company, (c) as required by law or judicial process, provided the Executive promptly notifies the Company in writing of any subpoena or other judicial request for disclosure involving Confidential Information or trade secrets, and cooperates with any effort by the Group to obtain a protective order preserving the confidentiality of the Confidential Information or trade secrets, or (d) in connection with reporting possible violations of law or regulations to any governmental agency or from making other disclosures protected under any applicable whistleblower laws. The Executive agrees that the Group owns the Confidential Information and the Executive has no rights, title or interest in any of the Confidential Information. Additionally, the Executive will abide by APGL or the Company’s policies protecting the Confidential Information, as such policies may exist from time to time. At the Company’s request or upon termination of the Executive’s employment with the Company for any reason, the Executive will immediately deliver to the Company any and all materials (including all copies and electronically stored data) containing any Confidential Information in the Executive’s possession, custody or control. Upon termination of the Executive’s employment with the Company for any reason, the Executive will, if requested by the Company, provide the Company with a signed written statement disclosing whether the Executive has returned to the Company all materials (including all copies and electronically stored data) containing  any Confidential Information previously  in  the Executive’s  possession,  custody or control.

(iii)Whistleblower Laws. Notwithstanding anything herein or in any other agreement with or policy (including without limitation, any code of conduct or the employee manual) of APGL or the Company, nothing herein or therein is intended to or shall: (i) prohibit the Executive from making reports of possible violations of: (a) U.S. federal law or regulation (even if the Executive participated in such violations) to,  and cooperating with, any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Securities Exchange Act of 1934 or Section 806 of the Sarbanes- Oxley Act of 2002 or of any other whistleblower protection provisions of U.S. state or federal law or regulation; and (b) Indian law or regulation (even if the Executive participated in such violations) to, and cooperating with, any governmental agency or entity in accordance with the provisions of the Whistle Blowers Protection Act, 2014 or of any other whistleblower protection provisions of any applicable Indian law or regulation; (ii) require notification to or prior approval by the Company or APGL of any such reporting or cooperation; or (iii) result in a waiver or other limitation of the Executive's rights and remedies as a whistleblower, including to a monetary award. Notwithstanding the foregoing, the Executive is not authorized (and the above should not be read as permitting the Executive) to disclose communications with counsel that were made for the purpose of receiving legal advice or that contain legal advice or that are protected by the attorney work product or similar privilege. Furthermore, the Executive will not be held criminally or civilly liable under any U.S. federal or state trade secret law for the disclosure of a trade secret that is made (1) in confidence to a U.S. federal, state or local government official, either directly or indirectly, or to an attorney, in each case, solely for the purpose of reporting or investigating a suspected violation of U.S. law or (2) in a complaint or other document filed in a lawsuit or proceeding, if such filings are made under seal.

(iv)Survival of Non-Disclosure Obligations. The Executive’s confidentiality/non-disclosure obligations under this Agreement continue after the termination of Executive’s employment with the Company. With respect to any particular trade secret information, Executive’s confidentiality/non- disclosure obligations will continue as long as such information constitutes a trade secret under applicable law. With respect to any particular Confidential Information that does not constitute a trade secret, the Executive’s confidentiality/non-disclosure obligations will continue as long as such information remains confidential, and will not apply to information that becomes generally known to the public through no fault or action of the Executive or others who were under confidentiality obligations with respect to such information.

8.	Non-Solicitation and Non-Competition.

(i)Non-Competition. During the Term and the “Restricted Time Period” (as defined below), the Executive will not within the “Restricted Geographic Area” (as defined below) engage in (including, without limitation, being employed by, working for, or rendering services to) any “Competitive Business” (as defined below) in any “Prohibited Capacity” (as defined below).  Notwithstanding the foregoing, if the Competitive Business has multiple divisions, business units, lines or segments, some of which are not competitive with the business of the Group, nothing herein will prohibit the Executive from being employed by, working for or assisting any division, business unit, line  or segment of such Competitive Business that  is  not competitive with the business of the  Group.

(ii)Customer Restrictions. During the Term and the Restricted Time Period, the Executive will not sell, market or provide, attempt to sell, market or provide, or assist any Person in the sales, marketing or provision of, any “Competing Service/Product” (as defined below) to any of the Group’s Customers with respect to whom, at any time during the Executive’s employment with the Company, the Executive had any business contact on behalf of the Group, the Executive had any relationship, business development, sales, service or account responsibility (including, without limitation, any supervisory or managerial responsibility)  on  behalf  of  the  Group, or  the  Executive  had  access to, or  gained  knowledge  of, any

Confidential Information concerning the Group’s business with such customer, or otherwise solicit or communicate with any such customers for the purpose of selling, marketing or providing, attempting to sell, market or provide, or assisting in any Person in the sales, marketing or provision of, any Competing Service/Product.

(iii)Non-Interference with Contractors, Vendors, or Other Relationships. During the Restricted Time Period, the Executive will not urge, induce or seek to induce any of the Group’s independent contractors, subcontractors, business partners, distributors, brokers, consultants, sales representatives, customers, referral sources, vendors, suppliers or any other Person with whom the Group has a business relationship to terminate their relationship with, or representation of, the Group or to cancel, withdraw, reduce, limit or  in  any manner modify any such Person’s business with, or representation of,    the Group.

(iv)Employee Restrictions. During the Restricted Time Period, the Executive will not: (a) solicit or recruit for employment, hire, employ, engage the services of, or attempt to hire, employ, or engage the services of, any individual who is an employee of the Group; (b) assist any Person in the recruitment, hiring or engagement of any individual who is an employee of the Group; (c) urge, induce or seek to induce any individual to terminate his/her employment with the Group; or (d) advise, suggest to or recommend to any Competitive Business that it employ, engage the services of, or seek to employ or engage or engage the services of any individual who is  an employee of the   Group.

(v)Non-Competition Compensation. During the Restricted Time Period, the Company will pay the Executive the Fixed Pay in effect as of the Termination Date as consideration for the Executive’s undertakings in Section 8(i) and 8(ii) above (the “Non-Competition Compensation”). The Non- Competition Compensation will be paid monthly in accordance with the Company’s normal payroll practices and be subject to the usual applicable withholdings. In the event of a breach or threatened breach of the Executive’s obligations under Section 7 or this Section 8, the Company shall be entitled to: (i) immediately cease payment of any Non-Competition Compensation as of the date of such breach or threatened breach, and following the date of such breach or threatened breach, the Executive shall have no further rights to any Non-Competition Compensation, and (ii) in addition to other available remedies, seek equitable relief (by injunction, restraining order, or other similar remedy) against such breach or threatened breach from a court of competent jurisdiction without the necessity of showing actual damages and without the necessity of posting a bond or other security. In the event a court of competent jurisdiction determines that the Executive’s obligations under Section 7 or this Section 8 are more restrictive than necessary to protect the Group’s legitimate business interests, such court may reduce the scope of the restriction(s), or sever and remove the unenforceable provision(s), to the extent necessary to make the restriction(s) enforceable. In the event the Company is in breach of its obligation to pay the Non-Competition Compensation to the Executive pursuant to the terms of this Agreement, the Executive will be relieved from his  non-compete obligations  under Section 8(i)  and 8(ii)  above.

For purposes of this Section 8, “Restricted Time Period” means one year after the Termination Date; provided that this period may be extended for up to one additional year by mutual agreement of the Parties.

9.Assignment. This Agreement will be binding upon and inure to the benefit of (a) any Successor of the Company and (b) to the heirs, executors and legal representatives of the Executive upon the Executive’s death as it relates to the Accrued Obligations. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, “Successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of the rights of the Executive to receive any form of compensation payable pursuant to this  Agreement  may be assigned or transferred except by will  or the laws of descent and distribution.

Any other attempted assignment, transfer, conveyance or other disposition of the Executive’s right to compensation or other benefits will be null and void.

10.Notices. All notices, requests, demands and other communications called for hereunder will be in writing and will be deemed given (i) on the date of delivery if delivered personally, (ii) one day after being sent by a well-established commercial overnight service, or (iii) four days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the Parties or their successors at the following addresses, or at such other addresses as the Parties may later designate in writing:

If to the Company:

Azure Power India Private Limited Worldmark 3, Asset 301-304 & 307, 3rd Floor,  Aerocity,

New Delhi – 110037 India

Attention:  Chairman,  Board  of Directors

If to the Executive:

F 142, Richmond Park, DLF Phase 4 Gurgaon 122002

Haryana, India

Attention:  Murali Subramanian

11.Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.

12.Governing Law and Arbitration. This Agreement shall, in all respects, be governed and interpreted by and construed in accordance with the laws of India. Any dispute arising out of or in connection with this Agreement, including any question regarding the existence, validity or termination of this Agreement, shall be referred to and finally resolved by arbitration in accordance with the Arbitration Rules of the Mumbai Centre for International Arbitration (MCIA Rules), which rules are deemed to be incorporated by reference in this section. The seat of the arbitration shall be New Delhi. The arbitral tribunal shall consist of one (1) arbitrator, jointly appointed by the Parties. In the event the Parties are unable to appoint such sole arbitrator, then, the Executive and the Company (collectively) will appoint one (1) arbitrator each, and the two (2) arbitrators so appointed shall appoint the third arbitrator. The law governing the contract shall be Indian law. The language of the arbitration shall be English. Subject to the foregoing, the Parties agree to be subject to the exclusive jurisdiction of the courts in  New   Delhi.

13.Works. All work performed by the Executive and all inventions,  discoveries, developments, work product, processes, improvements, creations, deliverables and all written, graphic or recorded material and works of authorship fixed in any tangible medium of expression made, created or prepared by the Executive, alone or jointly with others, during the Executive’s employment with the Company and relating to the Group’s business (collectively, the “Works”) shall be the Company’s exclusive property, shall be deemed a work made for hire, and all rights, title and interest in the Works shal vest in the Company. To the extent that the title or rights to any such Works may not, by operation of law, vest in the Company, all rights, title and interest to such Works are hereby irrevocably assigned to the Company. All Works shall belong exclusively to the Company, and the Company shall have the right to obtain and hold in its own name, any patents, copyrights, registrations or such other intellectual property protections as may be appropriate to the subject matter.  The Executive will sign documents of assignment, declarations and other documents and take all other actions reasonably required by the Company, at the Company’s expense, to perfect and enforce any of its proprietary rights and to vest all right, title and interest to the Works in the Company. This section does not apply to an invention for which no equipment, supplies, facility, or Confidential Information of the Group was used and which was developed entirely on the Executive’s own time, unless (a) the invention relates (1) directly to the business of the Group, or (2) to the Group’s actual or demonstrably anticipated research or development, or (b) the invention results from any work performed by the Executive for the Group. To the extent that the title or rights to any such Works may not, by operation of law, vest in the Company, all rights, title and interest to such Works are hereby irrevocably, absolutely and perpetually assigned to the Company for worldwide territory. Notwithstanding the provisions of Section 19(4) of the Copyright Act, 1957, any assignment in so far as it relates to copyrightable material shall not lapse nor the rights transferred therein revert to the Executive, even if the Company does not exercise the rights under the assignment within a period of one year from the date of assignment. The Executive hereby agrees to waive any right to and agrees to refrain from raising any objection or claims to the Copyright Board with respect to any assignment, pursuant to Section 19A of the Copyright Act, 1957. The Executive also waives all moral rights in relation to the Work developed or conceived by the Executive. The Executive acknowledges that the Fixed Pay payable under this Agreement is good and valuable consideration for the assignment of the Works, the sufficiency of which is hereby acknowledged.

14.Definitions.For  purposes  of this  Agreement,  the  following  terms  have the following meanings,  unless  the context requires  otherwise or unless  otherwise stated.

“Affiliate” means any entity that directly, or indirectly through one or more intermediaries, is owned or controlled by, owns or controls, or is under common ownership or control with, the Company; for this purpose, “control” of an entity means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the entity, whether through the ownership of voting securities, by contract or  otherwise.

“Appraiser” means any of these independent accounting firms: Ernst & Young, PwC, KPMG or Deloitte, including  their  successor entity as  applicable,  chosen by the Board.

“Cause” means the occurrence of one or more of the following: (i) an act of fraud or dishonesty made by the Executive against the Group in connection with the Executive’s responsibilities which the Company reasonably believes will damage its business; (ii) the Executive’s conviction of, or plea of no contest to, a felony (excluding traffic offenses) which the Board reasonably believes had or will have a detrimental effect on the reputation or business of the Company or its affiliates; (iii) the Executive’s intentional or gross misconduct; (iv) the Executive’s intentional improper disclosure of confidential information; (v) the Executive’s continued violations of material Company or APGL policies or provisions of the Executive’s agreements with the Company or APGL, after written notice from the Company or one of its affiliates, and  a reasonable opportunity of not less than 30 days to cure (to the extent capable of cure) such violations; (vi) the Executive’s failure to cooperate with the Company in any investigation or formal proceeding; or (vii) the Executive’s continued violations of the Executive’s duties, or repeated failures or inabilities to perform any reasonably assigned duties, after written notice from the Company or one of its affiliates, and a reasonable opportunity of not less than 30 days to cure (to the extent capable of cure) such violations, failures  or inabilities.

“Competing Service/Product” means (i) any service or product that is similar to and competitive with any of the services and/or related services offered or provided by the Group as of the Termination Date  and/or

(ii)any service or product that is similar to and competitive with any of the types of services or products that are offered or provided by the Group during, and as of the time of the termination of, Executive’s employment  with the Company.

“Competitive Business” means any company engaged in the renewable power business, wind, solar or hydro, energy storage or any other business of the Group as of the Termination Date in the Restricted Geographic Area.

“Exercise  Price” means  the relevant exercise price per SAR for the relevant tranche of    SARs.

“Garden Leave” means the Company’s right to place the Executive on “garden leave” during the Notice Period. The Company may, in its sole discretion, during the Garden Leave to: (a) suspend or terminate, in whole or in part, any powers, duties or work exercised by or provided to the Executive; (b) change the Executive’s designation or duties as the Company decides appropriate; (c) prevent the Executive from contacting or communicating with any current, former or proposed clients, customers, employees, or vendors of the Group; (d) exclude the Executive from the premises of the Group; (e) announce to employees, clients, customers, vendors and other relevant persons of the Group that Executive has been given notice of termination or that the Executive has resigned; and/or (f) ask the Executive to resign so the Company can appoint a new President and/or Director prior to the end of the Notice Period, provided that in such event the last date of the Notice Period shall be deemed the Termination Date.

“Good Reason” means the (i) completion of 60 months of employment from Effective Date, or (ii) any reduction in the amount of Fixed Pay that will result in the Fixed Pay materially falling below the Initial Fixed Pay or (iii) the death or permanent disability of the Executive.  Permanent disability  with respect to  the Executive means a disability where as a result of the Executive’s incapacity due to physical or mental illness or injury, the Executive to perform the essential duties of his employment with reasonable accommodation for a continuous period of ninety (90) days or an aggregate of one hundred-twenty (120) days in any one hundred-eighty (180) calendar-day period. The existence of the Executive’s permanent disability shall be determined by the Company on the advice of a physician chosen by the Company at the Company’s expense.

“Group” means any of the Company, its subsidiaries and its Affiliates, unless the context otherwise requires.

“Group’s Customer” or “Group Customer” means (i) any Person to whom the Group is selling or providing any service or product as of the Termination Date; (ii) any Person to whom the Group provided or sold any service or product at any time during the one (1) year preceding the Termination Date;   and/or

(iii)any Person with whom the Group has contracted or otherwise entered into an arrangement to provide any service or product as   of the time of the Termination Date.

“Person” means any individual or entity (including without limitation a corporation, partnership, limited liability   company,  trust,  joint  venture,  or governmental entity or agency).

“Prohibited Capacity” means (i) the same or similar capacity or function to that in which the Executive worked for the Group at any time during his employment; (ii) any executive or officer capacity or function;

(iii) any business development capacity or function; (iv) any ownership capacity (except the Executive may own as a passive investment up to two percent of any class of securities of a company regularly traded on a national stock exchange or other public market); (v) any business consulting or advising capacity of function; (vi) any director or similar capacity or function; (vii) any capacity or function in which the Executive likely would inevitably use or disclose any of the Group’s trade secrets and/or Confidential Information; (viii) any capacity or function in which the customer goodwill the Executive helped to develop on behalf of the Group would facilitate or support the Executive’s work for a Competitive Business;  and/or

(ix)any other capacity or function in which the Executive’s knowledge of the Confidential Information would facilitate or assist the Executive’s  work for the Competitive   Business.

“Restricted Geographic Area” means India, and each country the Group is doing business in as of the Termination Date.

“Restructuring Eve nt” means the occurrence of any one or more of the following:

(A)any acquisition by any person or persons of more than 50% of the voting power of APGL’s equity shares  or the Company’s  equity shares  in  a single transaction or series  of related transactions; or

(B)the consummation of a merger or consolidation of APGL or the Company with or into any other entity pursuant to which the holders of outstanding equity shares of APGL or the Company, as the case may be, immediately prior to such merger or consolidation, hold directly or indirectly 50% or less of the voting power of the equity shares of the surviving entity;   or

(C)	the sale or other disposition of all or substantially all of the Company’s or APGL’s assets, including but not limited to in connection with any merger, acquisition or takeover; or

(D)	a delisting of the APGL’s shares from the New York Stock Exchange.

15.Integration. This Agreement represents the entire agreement and understanding between the Parties as to the subject matter herein and supersedes the offer letter dated July 16, 2019 and all prior  or contemporaneous agreements whether written or oral. This Agreement may be modified only by agreement of the Parties by a written instrument executed by the Parties that is designated as an amendment to this Agreement.

16.Waiver of Breach. The waiver of a breach of any term or provision of this Agreement, which must be in writing, will not operate as or be construed to be a waiver of any other previous or subsequent breach of  this Agreement.

17.Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this     Agreement.

18.Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding  of  applicable taxes.

19.Acknowledgment. The Executive acknowledges that he has had the opportunity to discuss this matter with and obtain advice from his private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into  this Agreement.

20.Counterparts. This Agreement may be executed in counterparts, and each counterpart wil have the same force and effect as an original and will constitute an effective, binding agreement on the part of each of the undersigned.

IN WITNESS WHEREOF, each of the Parties has executed this Agreement,  in  the case of the Company by its  duly authorized officer, as    of the day and year first above written.

COMPANY:

Azure Power India Private  Limited

Name:

Title:

EXECUTIVE:

Murali Subramanian

Exhibit A

Name of Company	Timeline	Area of Business	Business Description	Shareholding %	Level of Involvement	Directorship
Murali Subramanian (“MS”)
Kashyap Energy and Infra Pvt Ltd	Since 2010	Investmentvehicle for MS	Initial Investments inOrange PowergenthroughPreference Shares	100%	Minor	Yes
Part Investment in two residential properties
Zen Privex Pte Ltd	Since 2016	BitCoin + Platform for Trading in Illiquid Equities	Start-Up	< 1% (MS)	Nil	No
Start-Ups		Varied	Varied	Nil	Mentorship	No
Murali Subramanian (“MS”) and Ranjit Gupta (“RG”)
Fortuna Geo Pte Ltd	Since 2010	Singapore investmentvehicle for MS and RG	Owns about 30% Equity Stake and Additional 10% Carry, in Orange Holding Pte Ltd, which in turn holds 100% of Orange Powergen Pvt Ltd.	RG & MS - 50% each	Almost Nil	Yes: MS and RG
			Investment in an early stage thermal project in Myanmar		Attempting to sell
Kasari Solar Pvt Ltd	Since 2013	Solar Project under development	50 MW solar power project under development in Maharashtra	Around 20% each with MS and RG, rest friends and family	Project land paperwork getting completed. To be disposed.	Yes: MS and RG
Cuddalore Bioenergy Pvt Ltd	Since 2011	Wind Project under development	Development of 150 MW wind project in Pavagada (Karnataka)	50% each by MS and RG	To be disposed.	Yes: MS and RG
Solitaire Buildwell Pvt Ltd	Since 2009	Ownership of land of about 20 acres land	RG (~25%) / MS (~ 25%) / Family and Friends (balance ~ 50%) owned	RG (~25%) / MS (~ 25%)	Nil	Yes: MS and RG
Orange Powergen Pvt Ltd, and its subsidiaries as described	Since 2011	Biomass Projects	100% ownershipof10 MW Dharwad Bioenergy Pvt Ltd	Through Fortuna Geo Pte Ltd, and Pref shares through Daksh Power and Kashyap Energy

Dharwad & Haveri projects are Non-Performing Assets. There is a One Time Settlement in place with banks to sell them. Haveri has been contracted for sale which should consummate by Aug 2019. Dharwad is in process - no contract yet. Process on to sell land in Bihar project and wind down company after that.

Yes: MS and RG
	Since 2011		100% ownership of 10 MW Haveri Bioenergy Pvt Ltd			Yes: MS and RG
	Since 2011		74% ownershipof Greenhorse Hydro Pvt Ltd: Biz Dev vehicle			Yes: MS and RG
	Since 2011		100% ownership of SPV for development of another biomass project in Bihar			Yes: MS and RG

Exhibit A

MURALI IS A DIRECTOR IN THE FOLLOWING COMPANIES:

NEARA GROUP COMPANIES
NEARA ENERGY PRIVATE LIMITED	Plan will be to dispose development assets and wind down the companies as soon as possible.
NEARA MADHYA ENERGY PRIVATE LIMITED
NEARA PAVAGADA PRIVATE LIMITED
NEARA KHANDWA ENERGY PRIVATE LIMITED
KASARI SOLAR PRIVATE LIMITED
CUDDALORE BIOENERGY PRIVATE LIMITED

ORANGE GROUP COMPANIES
ORANGE POWERGEN PRIVATE LIMITED	Haveri project in process of being sold. Dharwad has to be sold. Land in Rohtas has to be sold. Rest we will attempt to wind down.
ROHTASBIOMASS PRIVATE LIMITED
GREEN HORSE HYDROPRIVATE LIMITED
HAVERI BIOENERGYPRIVATE LIMITED
DHARWAD BIOENERGY PRIVATE LIMITED

GENERAL
SOLITAIRE BUILDWELL PRIVATE LIMITED	Passive investment in land
FORTUNA GEO PTE LTD	Singapore investment vehicle.
KASHYAP ENERGY & INFRA PRIVATE LIMITED	Family investment vehicle